CM



03054463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JC 4/18

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SEC FILE NUMBER
8-48182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 3810
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
APR 01 2003
WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-5753
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

Edward McCabe, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLC Securities Corp., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

No exceptions



Signature

Secretary/Treasurer

Title



Notary Public

JANET M. GESSNER
Notary Public, State of New York
No. 60-4713145
Qualified in Westchester County
Commission Expires November 30 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLC SECURITIES CORP.
(a wholly owned subsidiary of
Gruppo, Levey Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
GLC Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of GLC Securities Corp., a wholly owned subsidiary of Gruppo, Levey Holdings, Inc., as of January 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GLC Securities Corp. as of January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
March 7, 2003

GLC SECURITIES CORP.
(a wholly owned subsidiary of Gruppo, Levey Holdings, Inc.)

Statement of Financial Condition
January 31, 2003

ASSETS	
Cash	$ 22,518
Due from parent and affiliates	71,000
Total assets	$ 93,518
LIABILITIES	
Accounts payable and accrued expenses	$ 445
STOCKHOLDER'S EQUITY	
Common stock - $0.01 par value, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,027,259
Accumulated deficit	(934,187)
	93,073
Total liabilities and stockholder's equity	$ 93,518

See notes to statement of financial condition

GLC SECURITIES CORP.
(a wholly owned subsidiary of Gruppo, Levey Holdings, Inc.)

Notes to Statement of Financial Condition
January 31, 2003

NOTE A - ORGANIZATION

GLC Securities Corp. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Gruppo, Levey Holdings Inc. ("GLH" or the "Parent"). The Company renders investment banking services, specializing in advising companies undertaking mergers, acquisitions, sales or divestitures.

The Company does not carry accounts for customers or perform custodial functions related to securities. Accordingly, the Company is exempt, pursuant to paragraph K(2)(i), from the Securities and Exchange Commission Rule 15c3-3.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Use of estimates:**

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] **Revenue recognition:**

Revenue and expenses related to investment banking and advisory activities are recorded as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

NOTE C - INCOME TAXES

The Company's results from operations are included in the consolidated federal income tax return and the combined New York State and New York City corporate franchise tax returns filed by the Parent. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company. Due from Parent includes $45,000 for income tax benefits.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At January 31, 2003, the Company had net capital of $22,000, which was $17,000 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

GLC SECURITIES CORP.
(a wholly owned subsidiary of Gruppo, Levey Holdings, Inc.)

Notes to Statement of Financial Condition
January 31, 2003

NOTE E - RELATED PARTY TRANSACTIONS

Pursuant to a management agreement with GLH, the Company utilizes the services of an affiliated company to manage its day to day operations. The Company is obligated to pay a management fee of $50,000 per month and an incentive bonus, as defined, to the related party. The Company incurred $600,000 of management fees and an incentive bonus of $273,000 for the year ended January 31, 2003. The Company, at its own discretion, may also make performance payments to this related party. Performance payments of $1,675,000 were made for the year ended January 31, 2003. As specified in the agreement, the related party will waive payment of any portion of these fees which would result in the Company's capital being reduced to an amount below its minimum net capital requirement.

NOTE F - CONCENTRATION OF CREDIT RISK AND OTHER MATTER

[1] The Company holds its cash in one bank. From time to time, balances may exceed federally insured limits.

[2] The Company earned investment banking and advisory fees from four clients.